Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to Rule 433 and 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement Nos 333-133994 and 333-133992
We have filed registration statements on Form F-1 and Form F-4 (including the prospectuses contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectuses in those registration statement on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the corporate stock swap. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or TNL’s investor relations Web site at www.telemar.com.br/ri. Alternatively, we will arrange to send you the prospectus contained in the Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.

Tele Norte Leste	Telemar Norte
Participações S.A.	Leste S.A.
CNPJ/MF Nº 02.558.134/0001-58	CNPJ/MF Nº 33.000.118/0001-79
NIRE Nº 33 3 0026253 9	NIRE Nº 33 300 152 580
Public Company	Public Company
Telemar
Participações S.A.
CNPJ/MF N° 02.107.946/0001-87
NIRE 3330016601-7
Public Company
RELEVANT FACT
In addition to the Relevant Facts published on April 17, 2006, May 11, 2006 and June 16, 2006, Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNLP”, Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“Tmar”, Bovespa: TMAR3, TMAR5, TMAR6), collectively referred to herein as the “Telemar Companies”, in order to inform their shareholders and the market, hereby announce the following:
     1. Due to changes in market conditions, the Secondary Offering, on the terms announced in the Relevant Fact of April 17, 2006, is not currently feasible.
     2. Therefore, the Telemar Companies’ management has decided not to proceed with the Secondary Offering of shares held by some of the controlling shareholders of TmarPart and to exclude it from the group of actions proposed as part of the corporate reorganization, maintaining all the other characteristics and conditions (except for those related to the Secondary Offering), in particular:
(i) Exchange ratios;
(ii) Approval by the shareholders of TmarPart;
(iii) Termination of the current shareholders’ agreement of TmarPart;
(iv) Approval by the shareholders of TNLP, in accordance with item 4.1.2 of the Relevant Fact published on April 17, 2006;
(v) Approval by ANATEL; and

(vi) Registration of TmarPart with Novo Mercado of the São Paulo Stock Exchange (“Bovespa”) and with of TmarPart’s common stock with the U.S. Securities and Exchange Commission (“SEC”), as well as the creation of a new American Depositary Receipts program (“ADR Program”) for the common stock of TmarPart and listing of the ADRs on the New York Stock Exchange (“NYSE”), in order to make the planned migration possible.
     3. Telemar Companies’ management believes that the corporate reorganization will bring material benefits to the companies and their shareholders, for the reasons below:
•	Strengthening the fundamentals, growth, and continuity of the activities and businesses of the Telemar Companies;

•	Extension of voting rights and 100% tag along rights to all shareholders;

•	Adherence to the best Corporate Governance practices of Novo Mercado;

•	Creation of a board of directors composed of 11 members, of which the majority will be independent;

•	Limitation on the number of votes that may be exercised by the same shareholder or group of shareholders to 10% of the capital stock, regardless of the number of shares held;

•	Obligation to make a public offer for the acquisition of shares to all other shareholders, in case of an acquisition of shares greater than 20% by any shareholder or group of shareholders;

•	Increase of liquidity of the shares, due to the concentration of the shareholders in one company and with one class of shares;

•	New policy for dividends, as indicated in the Relevant Fact of 05.11.06, that will have an expected result, subject to applicable legal limitations, of R$3 billion in each of the two years following the restructuring, and 80% of the free cash flow as from the third year; and

•	Improved access to the equity markets, which will increase financing resources generally.
     4. Furthermore, the Telemar Companies’ managements will recommend that the current shareholders of TmarPart not sell their shares within the period of six months after the Corporate Reorganization.
     5. Considering item 2 above, the requests for registration of the Secondary Offering with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and with the SEC will be withdrawn, while the other applicable proceedings, consisting of the registration of the TmarPart ADR Program and the Form F-4, required for the stock swap, as well as the registration with Novo Mercado of Bovespa, will be maintained.
     6. The management of TmarPart and TNLP estimates that the Extraordinary Meetings of TNLP and of TmarPart that will vote on the stock swap will be called within the coming weeks, in order to have the Corporate Reorganization concluded during the fourth quarter of the current year, subject to the compliance with the time period for calling meetings established by the relevant bylaws and to the necessary authorizations by CVM (ADR Program), Anatel and SEC.

     Rio de Janeiro, August 16, 2006.
     TELE NORTE LESTE PARTICIPAÇÕES SA
     TELEMAR NORTE LESTE SA
     TELEMAR PARTICIPAÇÕES SA